UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Affirmation of Corporate Credit Rating

On July 31, 2018, Sapiens International Corporation N.V. (the “Company”) received from S&P Maalot (a subsidiary of S&P Global) an English translation of an updated corporate credit rating report prepared by S&P Maalot with respect to the Company (the Hebrew version of the same report is also being published on July 31, 2018). In its updated report, S&P Maalot has affirmed (i) the corporate credit rating of the Company as ilA+, with stable outlook, as well as (ii) the credit rating for the Company’s Series B unsecured, non-convertible debentures, as ilA+.

A copy of that corporate credit rating report is appended as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K and/or the exhibit hereto may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside the control of the Company, which could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: August 7, 2018	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	English translation of corporate credit report of S&P Maalot (a subsidiary of S&P Global) with respect to Sapiens International Corporation N.V., dated July 31, 2018

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